U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Envirosafe Corporation
(Name of small business issuer in its Charter)

Delaware	94-3251254
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

  21205 Hickory Forest Way Germantown, MD 20876
(Address of principal executive offices)

(240) 461-7525
(Issuer's telephone number, including area code)

Copies to:
Greentree Financial Group, Inc.
7951 SW 6th St. Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None	N/A

  Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value
(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

The Company (“we”, “our”, “EVSA”) develops, manufacturers and distributes environmentally and humanly safe anti-bacterial, cleaning and bioremediation products dedicated to effective and low cost use by our target customers.

We are established as an important brand that represents quality in “green” cleaning, healthcare/germicidal and bioremediation products. Envirosafe will continue to pioneer new products and methodologies required to maintain its technological lead in this expanding biotechnology discipline through:

▪	High quality manufacturing and research
▪	A creative marketing and public relations program
▪	Development of a wholesale distribution network
▪	The successful launch of an Envoirosafe web presence and consumer catalog

INTRODUCTION

Envirosafe is a company that has been in existence over fifteen years. The products the company sells were created by Bruce Doran.

During the last several years, there have been a number of high profile instances where viruses have proliferated beyond control. Recently, the spread of Severe Acute Respiratory Syndrome (SARS) has resulted in mass quarantines and virtually closed trade and travel between China and the rest of the world. It has had a huge adverse impact on other countries with resulting major global financial losses. SARS, as well as many diseases and viruses, have caused immense concern in medical facilities, largely due to the highly infective nature of the disease organism and the highly toxic disinfecting techniques and products needed to control the spread.

Today most manufacturers of disinfecting, cleaning, and wastewater treatment products use ammonia, chlorine bleach, petroleum compounds, formaldehyde and other potentially dangerous and toxic chemicals in their merchandise - even those designed for home application. Eye and skin irritation, serious allergic reactions, respiratory problems and even cancer and reproductive disorders have been associated with their use. The cost to society is high, and includes lost time from sickness and injury due to workplace accidents or improper use and the human costs from accidental child and animal poisonings and adverse impact on the environment. In addition, there is the damage that occurs to the environment as these toxic chemicals enter our air, water and ground.

Envirosafe addresses these problems via a comprehensive suite of disinfecting, cleaning, and bioremediation products for the consumer, commercial, institutional and municipal markets. Whereas many manufacturers add a citrus scent to their cleaners and label it “green”, Envirosafe’s products have been conceived, designed, and manufactured explicitly to be safe, non-toxic and environmentally friendly. Just as important, they are powerful, effective, and cost efficient, and unlike most “green” products, their capabilities meet or exceed those of competing non “green” chemical cleaners and disinfectants.

Envirosafe combined target markets total more than $25 billion in North America. Each is highly fragmented, with no single predominant supplier. In addition to present consumers, the types of customers served by Envirosafe will include:

▪	National Retail Distributors
▪	Hotel and Restaurant Chains
▪	Hospitals, Nursing Homes, and Medical, Dental and Veterinary Practitioners
▪	Building & Janitorial Services Contractors
▪	Universities, Schools, Prisons and other institutions
▪	Federal, State and local Building Services
▪	Airplane, Bus, Auto and Marine Cleaning Services
▪	Municipal Wastewater Treatment Agencies
▪	Dry Cleaners

OBJECTIVES

Our objectives and selected related steps in order to reach the above target markets are as follows:

▪	Build coast-to-coast sales network by mid-2007
▪	Launch new website and retail catalog by end of summer 2006
▪	Develop ‘state-of-art’ order processing, financial reporting and customer service systems by late-2007
▪	Position Envirosafe products as one of the premier “green” products company by 2006.
▪	Build upon current relationships.
▪	Develop new products.

PRODUCTS

The Company manufactures and sells high-quality healthcare/germicidal cleaning and bioremediation products. They represent biodegradable, low-toxicity options to traditional germicidal, cleaning and waste treatment products that can harm the environment and threaten human health. They are cost effective with efficacy equal to or greater than the harmful products they replace. The products have earned numerous Best-Of-Breed awards and Envirosafe is one of the few companies producing products in compliance with strict government “green” product criteria.

Healthcare/Germicidal

We currently have four products appropriate for use in a healthcare environment. Their applications range from antimicrobial and fungicidal skin cleansers and therapeutic skin moisturizers, to concentrated disinfectants for killing pathogens on hard surfaces in places such as hospitals, nursing homes, dentist offices, veterinary clinics, etc.

We are at the “cutting edge” of technology to effectively disinfect medical equipment and most importantly, limit the spread of deadly pathogens. For example, in the U.S. alone there are thousands of ultrasound medical units requiring disinfecting numerous times a day. Almost any instrument that was previously disinfected with gluteralhyde such as endoscopy equipment used by Gastroenterologists and Proctologists can effectively be treated with Envirosafe’s 1-Step Germicide. The recent outbreak of SARS, as well as the Norwalk virus that severely damaged the cruise ship industry last year, point to the value of Envirosafes germicidal product. The germicide can be safely and effectively used on most non-porous surfaces in hospitals, dental, veterinary and medical offices. It kills most pathogens including HIV-1, Herpes Simplex Virus I & II, hepatitis and other microorganism’s known harmful to humans. It is registered with the United States Environmental Agency (EPA) and appears on the list of products approved for germicidal use.

Our Medi-Kwik Anti-Microbial & Fungicidal Skin Cleanser is effective in preventing skin infections due to wounds, cuts, burns and allergic reactions. It promotes healing and relieves pain. It also has potential for use as an antiseptic/topical anesthetic. Before Medi-Kwik can be marketed as an antiseptic/topical anesthetic, efforts will be undertaken to test and validate the known antiseptic and topical anesthetic qualities of this product and obtain necessary FDA approvals and registration.

Medi-Kwik
It is an antimicrobial and fungicidal skin cleanser to help prevent infections, clean wounds and relieve pain.

Medi-Cream
It is a therapeutic skin moisturizer with Allantoin, a medically proven skin healer that promotes healthy skin regeneration. It completes the healing process when used in conjunction with Medi-Kwik skin cleanser.

Super Healer Concentrate
It is a water-based, spray-on biodegradable antiseptic for use on animals. For wounds, cuts, or abrasions. Promotes healing and tissue regeneration. Relieves girth itch on horses and ‘hot spots’ on canines.

I-StepGermicide
It is a concentrated liquid disinfectant and deodorizer for all hard surfaces. It kills most pathogens including HIV-1, Herpes Simplex Virus Type I & II Hepatitis and other large number of microorganisms’s known harmful to humans. It is EPA tested and registered. It is in use in hospitals, clinics and veterinarian supply houses.

”Green” Cleaning

Our line of “green” cleaning products have a range of applications for a variety of surfaces, including porcelain, concrete, glass, metal, carpet, fiberglass, tile, grout, leather and other fabrics, They remove rust, mold and mildew, protein stains, odors, oil and grease, pet stains, and other kinds of dirt and grime. They are all biodegradable, non-toxic and environmentally friendly. They are safe enough for the home and yet strong enough for commercial use. The Company’s cleaning products have won numerous awards, including a Chef’s in America Gold Medal prize. In addition, a toxicity study performed by the EPA to evaluate products for an Environmentally Preferred Products (EPP) program showed that of a group of 495 cleaning products from various manufacturers, only 19 passed the toxicity test and products now sold by Envirosafe were in the top five.

Glass Blast
This product cleans all glass surfaces without ammonia or alcohol. It shrink dries, eliminates streaks and leaves a protective coating and is for use on all glass surfaces including windows, mirrors, fiberglass, Plexiglas and isinglass. It is for all commercial, high-rise and ground floor window cleaning.

All Purpose Cleaner
It is a non-toxic water based biodegradable solution for general cleaning on all surfaces, is a “Chefs In America Gold Medal” winner, Food Service and certified.

Super S Carpet/Fabric Concentrate
This product is approved by Monsanto for all fabrics. It extends carpet life without leaving residue, discoloration, or brownouts.

Totally Awesome
It is a ready-to-use carpet and fabric spotter and laundry pre-spray that removes protein stains, mildew, oil and grease, pet stains, and more when used as a pre-spray. It cleans and deodorizes naturally.

Metal Cleaner/Polish
It is a nonabrasive, non-acidic, heavy-duty cream, which removes oxidation and rust from all metals. It is a “Chefs In America Gold Medal” winner and is for use on all types of metal: gold, pewter, bronze, titanium, etc. for commercial buildings, homes and boats.

Safety Green Cleaner w/MMP2000
It is an Enzyme based cleaner for grease and odor causing bacteria and for use in waste management facilities, industrial site and areas that drain into public water drains.

Power Wash
It is a heavy-duty, concentrate formula that cleans and degreases fiberglass surfaces, tile and grout, cement brick and porcelain that is suitable for applications requiring pressure wash or steam machines.

A-1 Hard water Stain Remover
It is a cream formula, without abrasives or acids, designed to draw out mineral deposits from within glass. It removes silica, cement leach, acid rain, and mineral deposits.

Natural Pine Concentrate
It is a natural, pine-oil based cleaner and deodorizer for use on all hard surfaces.

Bioremediation

The Bio-90 line of enzymatic bioremediation products is designed to break down organic materials found in human and animal waste while controlling odors. These are intended for use in wastewater treatment plants and other waste systems, such as grease traps, interceptors, septic systems and waste lagoons. An additional urine eliminator product is also available. This is appropriate for use in bathrooms in the home or in commercial/institutional settings such as bars, restaurants, nursing homes, dormitories, and other locations where urine and its accompanying odors are an aesthetic or health concern.

Bio-90 Wastewater Treatment Formula
It is designed specifically for wastewater treatment plants and other waste systems and is for use in the smallest to the largest wastewater site. It reduces bio-solid waste into liquid form and controls odors.

Bio-90 Grease Trap and Drain Maintainer
It is designed to digest grease, oil, and fats that accumulate from food processing and cooking, for use in grease traps, interceptors, leach lines, septic systems and lagoons. It reduces grease trap/interceptors pump-outs.

Bio-90 Rapid Odor Control
It controls odors from rotting organic matter and is effective for use at animal kennels, hospitals and waste areas.

Bio-90 PSSS-OFF
It is an effective Urine eliminator for use in bathroom. Also, it removes the salt residue that causes corrosion and is for use in hospitals, retirement homes, restaurants and homes.

Risk Factors

There are many factors that affect the Company’s business, operating results and financial conditions, many of which are beyond its control. The following is a description of the most significant factors that might cause the actual results of operations in future periods to differ materially from those currently expected or desired.

The Company’s limited operating history and near absence of revenues makes evaluation of our business and prospects difficult.

We have received a report from our independent auditors on our financial statements for fiscal years ended December 31, 2005 and 2004. The footnote to our financial statements list factors, including limited revenues since incorporation that raise some doubt about our ability to continue as a going concern. We recorded revenues of $0 and $10,510 for the years ended December 31, 2005 and 2004, respectively.

Seasonal fluctuations in this business could adversely affect our revenues, could cause cut backs in our operations and may impede future growth.

The cleaning products industry is subject to seasonal fluctuations. Historically, the cleaning products industry is known to have seasonal fluctuations in the fourth quarter. Therefore, we expect to experience periods where a lack of revenue may adversely effect our operations. For example, an extended period of lack of revenue may cause us to cut back on our operations which may impede any future growth.

The Company does not expect to pay dividends on our common stock.

It is unlikely any dividends will be paid on the Shares in the near future; and there are no legal requirements or promise made by the Company to declare or pay dividends, and even if profitable, the Company may elect to use the profits for the business in lieu of declaring any dividends.

Natural disasters, including earthquakes, fires and floods, could severely damage or interrupt the Company’s systems and operations and result in an adverse effect on the Company’s business, financial condition or results of operations.

Natural disasters such as fire, flood, earthquake, tornado, power loss, break-in or similar event could severely damage or interrupt the Company’s systems and operations and/or result in temporary or permanent loss of manufacturing capability. Great delays could be experienced; power outages and communication blackouts could occur that would effectively halt, indefinitely, operations or that would cripple the Company at this critical growth stage.

Management, though experienced in this field, is small and may not be able to handle fast growth in time to train additional managers. This could bring to bear undue strain on the Company that could derail growth.

We may not be able to sell our products effectively if our management does not have adequate time and resources to conduct our distribution activities. Moreover, as our sales grow, the strain on our management to sell and distribute products may increase. In the event that we decide to retain distributors, we may not be able to establish relationships with distributors. In addition, we may incur additional costs and business delays and interruptions in sourcing distributors.

The revenue sources may take significantly longer to implement than planned. This could exhaust the Company’s revenues and bring operations to a halt.

The market for environmentally friendly sanitizing products is new and evolving. As a result, demand and market acceptance for our products is uncertain. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products do not achieve or sustain market acceptance, our business could be harmed.

The Company intends to make a subsequent public offering once it attains listing on the Over the Counter Bulletin Board, but there is no guarantee that this will occur.

It is absolutely critical that adequate capital be raised in order to for the Company to realize its business plan. If capital cannot be raised through a subsequent public offering there is no guarantee that the Company will succeed.

Extreme market conditions of high inflation, low inflation, easy access to financing or a tightening of the money supply could hamper the effects of the Company’s advertising, marketing and sales efforts.

The desire for our products is strongly influenced by the condition of the economy, access to credit and the condition of the financial markets.

The Company has substantial near-term capital needs; we may be unable to obtain the additional funding needed to enable us to operate profitably in the future.

We will require additional funding over the next twelve months to develop our business estimated to be equal to $800,000. Presently, we have only $12,000 worth of liquid assets with which to pay our expenses. Accordingly, we will seek outside sources of capital such as conventional bank financing; however, there can be no assurance that additional capital will be available on favorable terms to us. If adequate funds are not available, we may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms.

In addition, we have no credit facility or other committed sources of capital sufficient to fund our business plan. We may be unable to establish credit arrangements on satisfactory terms. If capital resources are insufficient to meet our future capital requirements, we may have to raise funds to continue development of our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. If adequate funds are not available, we may be unable to sufficiently develop our operations to become profitable.

A limited number of the Company’s principal stockholders who are also officers control our business affairs in which case there is a risk that you will have little or no participation in our business affairs.

Currently, our President, CEO and Director, Mr. Bryan Kuskie owns 51% of the outstanding shares of Envirosafe. Mr. Kuskie will control the Board of Directors and therefore control our business affairs. In addition, Bryan Kuskie, by virtue of his 51% share ownership percentage, he will have significant influence over all matters requiring approval by our stockholders without the approval of minority stockholders. In addition, he will be able to elect all of the members of our Board of Directors, which will allow him to significantly control our affairs and management. Accordingly, you will be limited in your ability to affect change in how we conduct our business.

If the Company loses the services of its President and Chief Executive Officer, our business may be impaired.

Our success is heavily dependent upon the continued and active participation of our president, Bryan Kuskie. The loss of Mr. Kuskie’s services could have a severely detrimental effect upon the success and development of our business, inasmuch as he is the only officer with the experience to continue the oprerations of the company.

The Company does not have any plans to hire additional personnel for at least the next six months, which may cause substantial delays in our operations.

Although we plan to expand our business and operations, we have no plans to hire additional personnel for at least the next six months. As we expand our business there will be additional strains on our operations due to increased cost. In addition, there may be additional demand for our services. We now only have the services of our president to accomplish our current business and our planned expansion. If our growth outpaces his ability to provide services and we do not hire additional personnel it may cause substantial delays in our operations.

The Company’s lack of an established nation-wide brand name could negatively impact our ability to effectively compete in the “greens” market.

We do not have an established brand name or reputation to successfully sell environmentally friendly cleaning products. We also have a relative lack of resources to conduct our business operations. Thus, we may have difficulty effectively competing with companies that have greater name recognition and resources than we do. Presently, we have no patents, copyrights, trademarks and/or service marks that would protect our brand name or our proprietary information, nor do we have any current plans to file applications for such rights. Our inability to promote and/or protect our brand name may have an adverse effect on our ability to compete effectively in the commercial finance industry.

The Company faces intense competition, which puts it at a competitive disadvantage; if it is unable to overcome these competitive disadvantages it may never become profitable.

The market for cleaning products is intensely competitive and dominated by a small number of large, well-established, and well-financed companies. Many of these competitors have longer operating histories and greater financial, technical, sales and marketing resources than does the Company.  In addition, the Company also faces competition from potential new entrants into the market who may develop new cleaning products. Management cannot guarantee that the Company will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm the Company’s business.  Management also cannot guarantee that the life cycle of the Company’s products will be sufficient for it to realize profitability.

Lack of Public Market

No public market exists for any securities of the Company, and none is expected to develop as a result of this offering. The sale of the Shares contemplated by this Memorandum are not being registered under the Securities Act of 1933, or under state securities laws, and the shares may not be resold or otherwise transferred unless they are subsequently registered or an exemption from applicable registration requirements is available. Consequently, investors may not be able to liquidate their investments.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

    With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise. In addition the uncertainties include, but are not limited to, competitive conditions involving our markets.

    Envirosafe (The Company) was incorporated in the state of Delaware in 1996. The Company produces a comprehensive suite of disinfecting, cleaning, and bioremediation products for the consumer, commercial, institutional and municipal markets. Envirosafe is a company that has been in existence for 15 yrs plus. The products the company sells were created by Bruce Doran. Envirosafe develops, manufacturers and distributes environmentally and humanly safe anti-bacterial, cleaning and bioremediation products dedicated to effective and low cost use by our target customers. Envirosafe will be established as an important brand that represents quality in “green” cleaning, healthcare/germicidal and bioremediation products. Envirosafe will continue to pioneer new products and methodologies required to maintain its technological lead in this expanding biotechnology discipline. From the outset, Envirosafe will pursue profit margins high enough to maintain financial stability for the short term and long term growth strategies that will result in higher than normal returns for Envirosafe investors.

RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2006 and 2005 (unaudited)

Net Loss

    We had a net loss of $584,374 and $115 for the nine months ended September 30, 2006 and 2005, respectively. We had a net loss of $198,821 and $115 for the three months ended September 30, 2006 and 2005, respectively. The net losses in these periods were due primarily to professional fee expenses, which were $538,154 and $164,744 for the nine and three months ended September 30, 2006, respectively, as compared to none in the prior comparable periods. We also had interest expense of $1,386 for the nine months ended September 30, 2006.

Revenue

    We recorded revenues of $-0- for the three and nine months ended September 30, 2006 and 2005, respectively.

Expenses

    Operating expenses for the nine months ended September 30, 2006 and 2005 were $582,987 and $115, respectively. Operating expenses for the three months ended September 30, 2006 and 2005 were $198,821 and $115, respectively. Professional fees as mentioned above were the primary reason for the increases in the respective periods.

Liquidity and Capital Resources

    Net cash flows used in operating activities were $104,902 and $115 for the nine months ended September 30, 2006 and 2005, respectively, primarily attributable to a net loss, which were $584,374 and $115 for the nine months ended September 30, 2006 and 2005, offset by the decrease in accounts payable and added to the issuance of stock for services in the nine months ended September 30, 2006.

    There were no cash flows from investing activities for the nine months ending September 30, 2005. There was $4,125 in cash flows used in investing activities for the nine months ended September 30, 2006 which was used for the purchase of intangible assets.

    Net cash flows provided by financing activities were $127,000 and $2,000 for the nine months ended September 30, 2006 and 2005, mainly attributable to $135,000 proceeds from issuance of common stock in the nine months ended September 30, 2006.

    Overall, we have funded all of our cash needs from inception through September 30, 2006 with proceeds from issuance of common stock.

On September 30, 2006, we had cash of $21,312 on hand. We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

The proceeds from this offering will satisfy our cash requirements for the next 12 months. It will not be necessary to raise additional funds.

For the years ended December 31, 2005, and 2004 (audited)

Net Loss

    We had a net loss of $6,673, and $2,630, for the years ended December 31, 2005, and 2004 respectively. The net losses in these periods were due primarily to general and administrative expenses, which were $4,461 and $12,348 for the years ended December 31, 2005, and 2004, respectively. We also had interest expenses, which were $2,212 and $792 for the years ended December 31, 2005 and 2004, respectively.

Revenue

    We recorded revenues of $0 and $10,510 for the years ended December 31, 2005 and 2004, respectively.

Expenses

    Operating expenses for the years ended December 31, 2005 and 2004 were $4,461 and $12,348, respectively. We also had interest expenses of $2,212 and $792 for the years ended December 31, 2005 and 2004, respectively.

Liquidity and Capital Resources

Net cash flows used in operating activities were $3,661 and $893 for the years ended December 31, 2005 and 2004 respectively, primarily attributable to a net loss, which were $6,673 and $2,630 for the years ended December 31, 2005 and 2004, offset by the increase in accounts payable.

    There were no cash flows from investing activities for the years ending December 31, 2005 and 2004.

    Net cash flows provided by financing activities were $7,000 and $1,000 for the years ended December 31, 2005 and 2004, attributable to a loan from an officer.

    Overall, we have funded all of our cash needs from inception through December 31, 2005 with two shareholder loans.

On December 31, 2005, we had cash of $3,339 on hand. We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

The proceeds from this offering will satisfy our cash requirements for the next 12 months. It will not be necessary to raise additional funds.

In 2005, an officer loaned the company $8,000. The loans are due March 12, 2006, and May 23, 2005, with interest stated at 6% per annum. If the loan is in default the term rate increases to 15% per annum. The loans are also convertible to stock for a price of $.001 per share. In 2006, an officer of the corporation loaned an additional $3,000.00 to the Company. The demand note carries 6% interest.

ITEM 3. DESCRIPTION OF PROPERTY

    The Company currently doesn’t own or lease any property. The Company plans on renting property in CA , Wayne NJ, and MD. The Company does not plan on acquiring any property in the immediate future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following tables set forth the ownership, as of January 18, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Bryan Kuskie 21205 Hickory Forest Way Germantown, MD 20876	154,675,000 Direct	51%
MJMM Investments	24,000,000	11%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Bryan Kuskie 21205 Hickory Forest Way Germantown, MD 20876	154,675,000 Direct	51%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    The officers and directors of the Company are as follows:

Name	Age	Position
Bryan Kuskie	35	President

Executive Officers of the Registrant

    The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Bryan Kuskie, CEO/President, Secretary/Treasure

Mr. Kuskie has been a shareholder of Envirosafe Inc. since they became a public company. He is also the largest shareholder. Mr. Kuskie received a B.B.A. in Marketing from Radford University in Virginia in 1994. He has been in the Financial Industry since 1995, as a Registered Representative and District Manager with D.F.C. Then he was a Branch Manager at Sunpoint Securities and Eisner Securities. He now works for Cantella and Co. as a Registered Investment Representative.

Over the last 8 years Mr. Kuskie has helped several businesses raise capital and become publicly traded companies.

ITEM 6. EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
Annual Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Bryan Kuskie President	2006 2005 2004 2003	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In 2005, an officer loaned the company $8,000. The loans are due March 12 2006, and May 23 2005, with interest stated at 6% per annum. If the loan is in default the term rate increases to 15% per annum. The loans are also convertible to stock for a price of $.001 per share.

    In 2006, an officer of the corporation loaned an additional $3,000.00 to the Company. The demand note carries 6% interest.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

    The Company is authorized to issue 500,000,000 shares of common stock, $.0001 par value, of which 299,375,000 shares are currently issued and outstanding. The holders of shares of common stock have no cumulative voting rights, or any other special voting rights. None of the shares have preemptive rights to purchase in new issues of shares. None of the shares have any preference as to dividends or interest, or any preference upon liquidation. None of the shares have any other special rights or preferences.

Preferred Stock

The company is authorized to issue 10,000,000 shares preferred stock, $.0001 par value, of which 0 shares are currently issued and outstanding.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    The company have not paid dividends, made distributions upon their stock or redeemed any securities within the last five years.

ITEM 2. LEGAL PROCEEDINGS

    We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

34,800,000 shares of common stock were issued to Bryan Kuskie and MJMM Investments.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State Delaware permits indemnification of, and certain expense advancements to, directors, employees and agents of corporations under certain conditions and subject to certain limitations. Article Ten of the Certificate of Incorporation (the "Certificate") of the registrant provides that the personal liability of the directors of the registrant is eliminated to the fullest extent permitted by Paragraph (7) of Subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended or supplemented.

ARTICLE V of the By-Laws of the registrant provides as follows:

To the fullest extent permitted by the General Corporation Law of Delaware, as the same exists or as it may hereafter by amended, no director of the Corporation shall be personally liable for monetary damages for beach of his/her fiduciary duty as a director. The Corporation shall indemnify each officer and director of the Corporation to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended from time to time.

PART F/S

ENVIROSAFE CORPORATION
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006
(UNAUDITED)

September
Assets	30, 2006
Current assets:
Cash and cash equivalents	$21,312
Inventory	1,643
Prepaid expenses	65,000
Total current assets	87,955
Other long term assets
Trademarks	4,125
Total long term assets	4,125
Total assets	$92,080
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$110,000
Total current liabilities	110,000
Commitments and contingencies (note 8)
Shareholders’ equity (deficit):	(17,920)
Common stock, $0.0001 par. Authorized 500,000,000 shares;
issued and outstanding 299,375,000 shares	29,937
Preferred stock, $0.0001 par. Authorized 10,000,000 shares;
issued and outstanding 0 shares	-
Additional paid in capital	1,860,194
Accumulated deficit	(1,908,051)
Total shareholder’s equity (deficit)	(17,920)
Total liabilities and shareholders’ equity (deficit)	$92,080

See accompanying notes to financial statements.

ENVIROSAFE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)

	NINE MONTHS ENDED		THREE MONTHS ENDED
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2006	2005	2006	2005
Revenues:
Sales	$-	$-	$-	$-
Miscellaneous	-	-	-	-
Total revenues	-	-	-	-
Expenses:
Advertising and marketing expenses	19,700	-	14,000	-
General and administrative expenses	24,738	115	20,077	115
Professional fees	538,154	-	164,744	-
State franchise taxes	395	-	-	-
Total expenses	582,987	115	198,821	115
Operating income (loss)	(582,987)	(115)	(198,821)	(115)
Other income (expense):
Interest expense	(1,386)	-	-	-
Total other expense	(1,386)	-	-	-
Income (loss) before taxes	(584,374)	(115)	(198,821)	(115)
Income tax benefit	-	-	-	-
Net income (loss)	$(584,374)	$(115)	$(198,821)	$(115)

See accompanying notes to financial statements.

ENVIROSAFE, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	2006	2005
Cash flows from operating activities:
Net income (loss)	$(584,374)	$(115)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Changes in operating assets and liabilities:
Inventory	(1,643)	-
Accounts payable and accrued expenses	(515,885)	-
Stock issued for services	1,062,000	-
Prepaid expenses	(65,000)	-
Net cash provided by (used) in operating activities	(104,902)	(115)
Cash flows from investing activities:
Purchases of intangibles	(4,125)	-
Net cash used in investing activities	(4,125)	-
Cash flows from financing activities:
Repayment of notes payable	(8,000)	-
Borrowings under notes payable		2,000
Proceeds from issuance of common stock	135,000	-
Net cash provided by financing activities	127,000	2,000
Net increase (decrease) in cash and cash equivalents	17,973	1,885
Cash and cash equivalents at beginning of period	3,339	-
Cash and cash equivalents at end of period	$21,312	$1,885

See accompanying notes to consolidated financial statements.

ENVIROSAFE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
PERIOD ENDED SEPTEMBER 30, 2006

	Unaudited
	Common stock		Preferred stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total

Balance at January 1, 2006	29,987,500	29,988	-	$-	$663,144	$(1,323,677)	$(630,546)

Common shares issued for professional services	119,700,000	119,700	-	-	1,077,300	-	1,197,000
Common shares issued in stock split	149,687,500	149,688	-	-	(149,688)	-	-
Common stock par value adjustment from .001 to .0001 per share	-	(269,438)	-	-	269,438	-	-
Net loss	-	-	-	-	-	(584,374)	(584,374)
Balance at September 30, 2006	299,375,000	29,937	-	-	1,860,194	(1,908,051)	(17,920)

See accompanying notes to financial statements.

ENVIROSAFE CORPORATION
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Organization and Basis of Presentation

Envirosafe, Corporation (“the Company”), was incorporated in Delaware in 1996. The Company holds intellectual property to develop and sell high-quality healthcare, germicidal cleaning, and bioremediation products. These products are biodegradable and environmentally safe options to traditional germicidal, cleaning and waste treatment products.

Note B - Summary of Significant Accounting Policies

Consolidated Financial Information

The unaudited consolidated financial information for the three and nine month periods ended September 30, 2006 and 2005, reflect, in the opinion of management, all adjustments necessary for a fair statement of the financial position, results of operations and cash flows of Envirosafe Corporation (“the Company”) for the interim periods presented. The financial results for any interim period are not necessarily indicative of results for the full year. The consolidated balance sheet data as of December 31, 2005 were derived from the audited consolidated financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash or cash equivalents.

The Company may in the future maintain cash and cash equivalents with a financial institution that exceeds the limit of insurability under the Federal Deposit Insurance Corporation. Management’s evaluation of the financial strength of its financial institution, the Company believes the risk of maintaining deposits in excess of federal deposit limits at its financial institution is limited and does not pose a material risk.

Revenue Recognition

The Company records its transactions under the accrual method of accounting whereby income is recognized when the services are performed.

Fixed Assets

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs associated with normal maintenance, repair, and refurbishment of equipment are charged to expense as incurred

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized as income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from renewals or betterments.

ENVIROSAFE CORPORATION
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the following estimated useful lives of the assets:

Computer equipment	3 - 5 years
Automobile	3 - 5 years
Equipment	5 - 7 years

Differences between the straight-line method of depreciation and the tax-accelerated method of depreciation are immaterial. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued Statement No. 142, “ Goodwill and Other Intangible Assets ”. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

The intangible assets are valued at the lower of cost or fair market value at the date of the financial statements.

Income Taxes

The Company has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting of income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ENVIROSAFE CORPORATION
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123. The revision, referred to as SFAS 123R, was entitled “Share-Based Payment”. This revised pronouncement replaces SFAS 123 and supersedes APB No. 25, and its scope encompasses a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

SFAS 123R requires that the compensation cost relating to share-based payment transactions be recorded in financial statements. For each transaction, compensation cost is to be measured based on the fair value of the equity or liability instrument issued. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition of compensation expense. In accordance with a recently-issued Securities and Exchange Commission rule, small business registrants will be allowed to implement SFAS No. 123R as of the beginning of the first annual period that begins after December 15, 2005. The Company expects to adopt SFAS No. 123R for the year ending December 31, 2006.

Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company is evaluating the requirements of SFAS No. 123R and expect that its adoption will not have a materially adverse impact on our consolidated financial position and consolidated results of operations. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures that have been provided in accordance with SFAS No. 123.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (" SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No.3, Reporting Accounting Changes in Interim Financial Statements. This Statement replaces APB Opinion No. 20, Accounting

ENVIROSAFE CORPORATION
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies (continued)

Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Marketing and Advertising Costs

The Company expenses the costs associated with marketing and advertising as incurred. Marketing, advertising and promotional expenses were approximately $19,700 and $0 for the nine month periods ended September 30, 2006 and 2005, respectively.

Stock-Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 96-18, “ Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital.

Common Stock Issued For Other Than Cash

Services purchased and other transactions settled in the Company’s stock are recorded at the estimated fair value of the stock issued if that value is more readily determinable than the fair value of the consideration received.
Note C - Earnings (Loss) Per Share of Common Stock

Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the Company reported a loss because to do so would be antidilutive for periods presented.

ENVIROSAFE CORPORATION
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C - Earnings (Loss) Per Share of Common Stock (continued)

The following is a reconciliation of the computation for basic and diluted EPS for the nine months ended:

	Three months ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Net loss	$(158,411)	$(115)	$(1,104,964)	$(115)

Weighted-average common shares outstanding
Basic	211,505,403	29,987,500	299,375,000	29,987,500

Weighted-average common stock
Equivalents
Stock options	--	--	--	--
Warrants	--	--	--	--

Weighted-average common shares outstanding (Diluted)	211,505,403	29,987,500	299,375,000	29,987,500

Options and warrants outstanding to purchase stock were not included in the computation of diluted EPS for September 30, 2006 and 2005 because inclusion would have been antidilutive.ENVIROSAFE

Note D - Income Taxes

Effective July 14, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. The statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Because of its history of losses, the Company has not had any material federal or state income tax obligations. Due to the anticipated use of net operating loss carryforwards to offset future year income, no provision for income taxes was recorded for the three-month period ended September 30, 2006. The Company’s net operating loss carryforwards totaled ($532,300) at September 30, 2006, expiring through September 30, 2026. When there has been a change in an entity’s ownership, utilization of net operating loss carryforwards may be limited. Because of the changes in the ownership of prior acquisitions of the Company, the use of these acquired net operating losses will be limited and may not be available to offset future taxable income.

There were no provisions for income taxes for the nine month period ended September 30, 2006.

CORPORATION
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note D - Income Taxes (continued)

At September 30, 2006, deferred tax assets approximated the following:

Deferred tax assets	$747,000
Valuation for deferred asset	(747,000)
Net deferred tax assets	$-

At September 30, 2006, the Company had accumulated deficits approximating ($1,868,051), available to offset future taxable income through 2026. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in the future period.

Note E - Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions in accordance with FASB Statement No. 109, Accounting for Income Taxes. The company will be required to recognize, in its financial statements, the largest tax benefit of a tax position that is “more-likely-than-not” to be sustained on audit based solely on the technical merits of the position as of the reporting date. FIN 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods, and transition. FIN 48 is effective for the company beginning January 1, 2007 with the cumulative effect of initially applying FIN 48 recognized as a change in accounting principle recorded as an adjustment to opening retained earnings. The company is currently evaluating the impact of adopting FIN 48 on the financial statements.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company’s consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Envirosafe Corporation

I have audited the accompanying balance sheets of Envirosafe. as of December 31, 2005, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envirosafe as of December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Traci J. Anderson
Traci J. Anderson, CPA
Huntersville, NC
March 8, 2006

ENVIROSAFE CORPORATION
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,339
TOTAL CURRENT ASSETS	3,339

TOTAL ASSETS	$3,339

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES
Accrued Expenses	$28,885
Notes Payable--officer	8,000
TOTAL CURRENT LIABILITIES	36,885

Shareholders' equity (deficit)
Common stock ($.001 par value, 30,000,000 shares authorized:
26,187,500 issued and outstanding at December 31, 2005)	26,188
Preferred stock ($.001 par value, 10,000,000 shares authorized:
0 issued and outstanding at December 31, 2005)	-
Paid In Capital	662,943
Retained Earnings	(722,677)
TOTAL STOCKHOLDERS' EQUITY	(33,546)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,339

The accompanying notes are an integral part of these financial statements.

ENVIROSAFE CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
	2005	2004
REVENUES:
Sales	$-	$8,940
Miscellaneous	-	1,570
TOTAL REVENUE	$-	$10,510

EXPENSES:
General and administrative	4,461	12,348
TOTAL EXPENSES	4,461	12,348
OPERATING INCOME (LOSS)	(4,461)	(1,838)
OTHER EXPENSE:
Interest Expense	2,212	792
TOTAL EXPENSES	2,212	792
OPERATING INCOME (LOSS)	(6,673)	(2,630)

NET INCOME (LOSS)	$(6,673)	$(2,630)

Net (loss) per share-
basic and fully diluted	(0.00)	(0.00)
Weighted average shares outstanding	26,187,500	26,187,500

The accompanying notes are an integral part of these financial statements.

ENVIROSAFE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,673)	$(2,630)
Adjustments to reconcile net income (loss) to net cash
(used in) operating activities
Increase (decrease) in accounts payable	3,012	1,737
(Increase) decrease in accounts receivable	-	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,661)	(893)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan from Shareholder	7,000	1,000
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	7,000	1,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,339	107

CASH AND CASH EQUIVALENTS:
BEGINNING OF THE PERIOD	-	(107)

END OF THE PERIOD	$3,339	$-

The accompanying notes are an integral part of these financial statements.

ENVIROSAFE CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

			Additional
	Common	Common	Paid-in	Retained
	Shares	Stock	Capital	Deficit

Balances, January 1, 2004	26,187,500	$26,188	$525,980	$(713,374)
Issuance of Common Stock	-	-	-	-
Net Income (loss) for the year	-	-	-	(2,630)
Balances, December 31, 2004	26,187,500	$26,188	$525,980	$(716,004)
Issuance of Common Stock	-	-		-
Net Income (loss) for the year	-	-	-	(6,673)
Balances, December 31, 2005	26,187,500	$26,188	$525,980	$(722,677)

The accompanying notes are an integral part of these financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background— Envirosafe (The Company) was incorporated in the state of Delaware in 1996. The Company produces a comprehensive suite of disinfecting, cleaning, and bioremediation products for the consumer, commercial, institutional and municipal markets.

Basis of Presentation—The financial statements included herein include the accounts of the Company prepared under the accrual basis of accounting.

Cash and Cash Equivalents—For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include depreciation expense on property and equipment, valuation allowances for receivables and deferred income tax assets, and contract revenues. Future changes in economic conditions may have a significant effect on such estimates made by management.

Revenue Recognition—The Company recognizes revenue upon delivery of the products to its customer when title and risk of loss passes to the customer.

Comprehensive Income (Loss)—The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the financial statements.

Advertising Costs—Advertising costs are expensed as incurred. The Advertising expense totaled $0 and $0 for the years ended December 31, 2005 and 2004, respectively.

Loss per Common Share—Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’)

Income Taxes—Income taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carryforwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, and some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, billed accounts receivable, accounts payable, and lines of credit and notes payable approximate fair value based on the short-term maturity of these instruments.

Accounts Receivable—Accounts deemed uncollectible are written off in the year they become uncollectible. As of December 31, 2005, the Company’s Accounts Receivable balance was $0.00

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company’s cash is deposited with major banks and financial institutions.

Impairment of Long-Lived Assets—In accordance with SFAS No. 144, the Company reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, including those noted above, the Company compares the assets’ carrying amounts against the estimated undiscounted cash flows to be generated by those assets over their estimated useful lives. If the carrying amounts are greater than the undiscounted cash flows, the fair values of those assets are estimated by discounting the projected cash flows. Any excess of the carrying amounts over the fair values are recorded as impairments in that fiscal period.

Property and equipment—All property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight line method over the estimated useful lives of the assets, usually three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred, and major additions and improvements are capitalized.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’)

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its financial condition or cash flows.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 generally establishes a standard framework to measure the impairment of long-lived assets and expands the Accounting Principles Board (“APB”) 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” to include a component of the entity (rather than a segment of the business). SFAS No.144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its financial condition and cash flows.

In July of 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard will not have an impact on the Company’s financial statements.

In April of 2002, Statement of Financial Accounting Standards (SFAS) No. 145 was issued which rescinded SFAS Statements 4, 44, and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity’s recurring operations. The Company does not expect SFAS No. 145 to have a material effect on its financial condition or cash flows.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’)

Recent Accounting Pronouncements (cont’)
In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others”, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure”—an amendment to SFAS No. 123 (SFAS No. 148), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123.

In January 2003, Financial Accounting Standards Board issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity’s activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003.

In January 2003, the EITF released Issue No. 00-21, (EITF 00-21), “Revenue Arrangements with Multiple Deliveries”, which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company’s financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’)

Recent Accounting Pronouncements (cont’)
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some characteristics). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company’s financial statements.

NOTE B—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2005 and 2004 is summarized as follows:

Cash paid during the period for interest and income taxes:
     2005     2004
Income Taxes                                   $   ---     $  ---
Interest                                             $2,212    $ 792

NOTE C—INCOME TAXES

Due to the operating loss and the inability to recognize an income tax benefit there from, there is no provision for current or deferred federal or state income taxes for the years ended December 31, 2005 and 2004.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s total deferred tax asset, calculated using federal and state effective tax rates, as of December 31, 2005 is as follows:

Total deferred tax assets (approximate)  $ 180,000
Valuation allowance (approximate)                   (180,000)

   Net deferred tax asset            $    ----
                                                                                              =======

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2005 and 2004 is as follows:

                                                                                                           2005  2004
Income tax computed at the federal statutory rate    34%  34%
Valuation allowance                                                               (34%) (34%)
Total deferred tax asset                                                            0%      0%

Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased (decreased) by approximately $2,600 and $6,600 for the years ended December 31, 2005 and 2004.

As of December 31, 2005, the Company has approximately $532,000 of net operating losses available that expire in various years through 2025.

NOTE D—GOING CONCERN

As shown in the accompanying audited financial statements, the Company has suffered recurring losses from operations to date. It experienced losses of $6,673 and $2,630 during 2005 and 2004, respectively. The Company had a net deficiency of $722,677 as of December 31, 2005. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase sales in an effort to generate positive cash flow. Additionally, the Company must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE E—SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2005.

NOTE F—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

                                                                                        December 31,
 2005   2004

Accrued Payroll                                             $ 7,790  $ 7,790
Accrued penalties and interest payable             12,578   12,520
Accrued CA franchise tax payable                    5,600              4,800

                                                                   $ 25,968         $ 25,110

NOTE G—NOTES PAYABLE

In 2005, an officer loaned the company $8,000. The loans are due 03/12/2006 and 05/23/2005 with interest stated at 6% per annum. If the loan is in default the term rate increases to 15% per annum. The loans are also convertible to stock for a price of $.001 per share.

NOTE H—MATERIAL CONTRACTS

In August 2005, the Company entered into a contract with A-Z Consulting. A-Z Consulting will perform the following services: consulting and review of a proposed private stock offering; assistance in the preparation of various forms including Form SB-2; assist with EDGARizing of the SB-2; and other general corporate consulting. For its services, A-Z Consulting will receive a total of 4,200,000 shares of common stock and $39,500. Of this amount, 1,500,000 of the common shares will be due upon completion of the Form SB-2 registration and registered in the Form SB-2.

NOTE I—SUBSEQUENT EVENTS

In 2006, an officer of the corporation loaned an additional $3,000.00 to the Company. The demand note carries 6% interest.

PART III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation filed on April 16, 1996

3.2	State of Delaware Certificate for Renewal and Revival of Charter Filed on August 24, 1998

3.3	Articles of amendment for change in capitalization filed December 15, 1998

3.4	Articles of amendment for change in capitalization filed December 15, 2005

3.5	State of Delaware Certificate for Renewal and Revival of Charter Filed on December 15, 2005

3.6	Articles of amendment for change in capitalization filed May 3, 2006

3.7	By-Laws

4.1	Form of stock certificate

10.1	Consulting Agreement with MJMM Investments, dated April 1, 2004.

10.2	Settlement Letter with MJMM

10.3	Employment Agreement with Bryan Kuskie

10.4	Manufacturning Agreement with Anscott Chemical, Inc.

*Indicates previously filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

ENVIROSAFE CORPORATION

Dated: January 18, 2007	By:	/s/ Bryan Kuskie
Bryan Kuskie President, Secretary and Treasurer